OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

[redacted]

03012175

U.S. SECU... ...GE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-18435**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) **AND ENDING** December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Feltl & Company

Official Use Only

Firm ID No.

RECD S.E.C. FEB 2 2003 516

RECD S.E.C. MAR 3 2003 516

Address of Principal Place of Business:

120 South Sixth Street, Suite 2600
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

Name and Telephone Number of Person to Contact in Regard to This Report

Michael B. Schierman **(612) 492-8881**
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name—if individual, state last, first, middle name)

4200 Norwest Center 90 South Seventh Street	Minneapolis	MN	55402
(Address)	City	State	(Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael B. Schierman swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Feltl & Company as of December 31, 2002 is true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

BARBARA JEAN LUSSIER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Michael B. Schierman
Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

KPMG

FELTL AND COMPANY

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

FELTL AND COMPANY

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Feltl and Company:

We have audited the accompanying statement of financial condition of Feltl and Company (the Company) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Feltl and Company at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 7, 2003

FELTL AND COMPANY

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	460,091
Deposits with clearing broker		503,415
Other assets		433,500
Securities owned, at market		351,230
Receivables from brokers, dealers, and others		96,281
Furniture and equipment, at cost (net of accumulated depreciation of $18,063)		37,506
Prepaid expenses		5,992
Total assets	$	1,888,015

Liabilities and Stockholders' Equity

Liabilities:		
Accrued employee compensation and benefits	$	212,604
Amount due clearing firm, secured by securities owned		190,052
Accounts payable		55,313
Securities sold, not yet purchased, at market		13,185
Other payables		50,947
Total liabilities		522,101
Stockholders' equity:		
Capital stock of $1.00 par value; authorized 1,000 shares; 528 shares issued and outstanding		528
Additional paid-in capital		1,857,717
Retained earnings (accumulated deficit)		(492,331)
Total stockholders' equity		1,365,914
Total liabilities and stockholders' equity	$	1,888,015

See accompanying notes to financial statements.

FELTL AND COMPANY

Notes to Statement of Financial Condition

December 31, 2002

(1) Description of Business

Feltl and Company (the Company) is registered as a broker-dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, and investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company was reorganized from its predecessor, McAlmont Investment Company, as an S corporation on March 19, 2002. The Company also maintained the predecessor's NASD broker/dealer registration.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized gains or losses reflected in firm trading profit. All securities owned and securities sold, not yet purchased are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

(d) Income Taxes

The Company is organized as an S corporation and is not subject to income taxes as a separate entity.

(Continued)

(e) ***Furniture and Equipment***

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from 3 to 5 years. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(f) ***Other Assets***

Included in other assets are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with recruitment.

(3) Receivables from Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(4) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to five years, with certain renewal options for like terms.

At December 31, 2002, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable operating leases which have an initial or remaining term of one year or more were as follows (in thousands):

2003	$	412
2004		251
2005		178
2006		13
2007		10
Thereafter		—
Total	$	864

(Continued)

FELTL AND COMPANY

Notes to Statement of Financial Condition

December 31, 2002

(5) **Financial Statements with Off-Balance Sheet Risk**

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its securities owned at the clearing firm, and these securities owned collateralize amounts due to the clearing firm.

(6) **Regulatory Requirements**

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of approximately $862,822, which was $612,822 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.35 to 1.0.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.